September 17, 2021

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
Washington, DC 20549
Attention: Messrs. Wojciechowski and Hiller

Re: Golar LNG Limited
Form 20-F for the Fiscal Year ended December 31, 2020
Filed April 22, 2021
File No. 000-50113

Dear Messrs. Wojciechowski and Hiller,

Set forth below are the responses of Golar LNG Limited (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 3, 2021, with respect to Form 20-F for the Fiscal Year ended December 31, 2020, File No. 000-50113, filed with the Commission on April 22, 2021 (the “Form 20-F”).
For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Form 20-F for the Fiscal Year ended December 31, 2020 unless otherwise specified.

Form 20-F for the Fiscal Year ended December 31, 2020
Operating and Financial Review and Prospects Operating Results, page 60

1.We note your disclosure on page 59 stating that Adjusted EBITDA is a financial measure used to assess your "total financial and operating performance" and which increases comparability of your "total performance" from period to period and to the performance of other companies. You report Adjusted EBITDA measures of $279 million for 2020 and $255 million for 2019. However, you do not disclose or discuss the net loss reported in your primary financial statements of $(168) million and $(122) million for these periods, or the net loss attributable to stockholders of $(274) million and $(212) million.

Please amend your filing to comply with Instruction 2 to Item 5 of Form 20-F, which requires a discussion that is focused on the primary financial statements presented in the document. Given that you present Adjusted EBITDA on a consolidated basis, you should also provide the disclosures required for non-GAAP measures pursuant to Item 10(e) of Regulation S-K, applicable by way of General Instruction C(e) to Form 20-F, including a presentation, with equal or greater prominence, of the most directly comparable financial measure calculated in accordance with GAAP, a reconciliation between this measure and Adjusted EBITDA, and the reasons you believe the measure provides useful information to investors regarding your financial condition and results of operations.

Please refer to C&DI 103.02, in which we indicate that net income would generally be the GAAP measure most comparable to EBITDA, as this would appear to also apply to your non-GAAP measure of Adjusted EBITDA. The emphasis that you have placed on this measure and

Vinson & Elkins LLP Attorneys at Law Austin Dallas Dubai Houston London Los Angeles New York Richmond Riyadh San Francisco Tokyo Washington	1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Tel +1.713.758.2222 Fax +1.713.758.2346 velaw.com

September 17, 2021 Page 2
your characterization of it as a measure of total performance, are contrary to Item 10(e)(1)(i)(A) and (ii)(E) of Regulation S-K. Please revise accordingly.

Company response: The Company acknowledges the guidance set forth in Item 10(e) of Regulation S-K and in Question 103.02 of the SEC’s Division of Corporation Finance C&DIs on Non-GAAP Financial Measures and has included in Appendix 1 hereof the Company’s proposed amendments to its Form 20-F to reflect the Staff’s comment. The Company respectfully requests that these amended disclosures be provided by the Company on a prospective basis for all future filings on Form 20-F and in the Company’s unaudited interim financial reports filed on Form 6-K.

2.We note that you have identified non-GAAP measures elsewhere in your annual report and in your earnings releases and interim reports filed on Form 6-K, although you have not included or identified Adjusted EBITDA as a non-GAAP measure; and have not provided equally prominent disclosure of net income or loss. Please adhere to Regulation G when you publicly disclose material information that includes your non-GAAP measure. This requires a presentation having equal or greater prominence of the most directly comparable financial measure calculated and presented in accordance with GAAP, and a reconciliation between this measure and your non-GAAP measure. You may refer to C&DI 102.10 if you require further clarification or guidance.

Company response: The Company acknowledges the guidance set forth in Item Regulation G and Question 103.02 of the SEC’s Division of Corporation Finance C&DIs on Non-GAAP Financial Measures. In that regard, in future filings and public disclosures containing non-GAAP measures, the Company will comply with this guidance.

Financial Statements
Note 6 - Segment Information, page F-33

3.We note that you identify and present Adjusted EBITDA as your measure of segment profit or loss and reconcile these segment performance measures to a corresponding consolidated amount. Please expand or modify your presentation to reconcile the segment performance measures to consolidated income or loss before income taxes and discontinued operations to comply with FASB ASC 280-10-50-30(b).

Please also disclose on a segment basis interest income, interest expense, DD&A, unusual items, income tax expense or benefit, and any significant noncash items as may include the unrealized gains and losses on derivatives, if these are regularly provided to your CODM, to comply with FASB ASC 280-10-50-22.

Company response: In all future filings on Form 20-F and in the Company’s unaudited consolidated financial statements filed on Form 6-K, the Company will modify the disclosures of the segment performance measures included in the segment information note included in the financial statements to be reconciled to consolidated income or loss before income taxes and discontinued operations, in accordance with ASC 280-10-50-30(b), as included in Appendix 2 hereof. The Company notes that interest income, interest expense, depreciation and amortization, unusual items, income tax expense or benefit, and any significant noncash items (including unrealized gains and losses on derivatives) are not allocated to segments in the information regularly provided to the Company’s CODM and as such are not therefore disclosed on a segment basis.
*    *    *    *    *

September 17, 2021 Page 3

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact David P. Oelman at      (713) 758-3708 of Vinson & Elkins L.L.P., counsel to the Company.
Very truly yours,

By:    /s/ David P. Oelman

Signature Page

Appendix 1: Proposed changes to Form 20-F1

Extracts from the Company’s Form 20-F, included on pages 58 to page 72 are set forth below. Changes indicated in red font shaded in gray. Emphasis on Adjusted EBITDA is removed by deleting the bold font and double underlining.

-----------------------------------------------------------------------------------------------------------------------------

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Liquefaction services revenue. [No changes].

Operating revenues (including revenue from collaborative arrangement). [No changes].

Voyage, charterhire expenses and commission expenses (including expenses from collaborative arrangement). [No changes].

Vessel operating expenses. [No changes].

Administrative expenses. [No changes].

Project development expenses. [No changes].

Adjusted EBITDA. Adjusted EBITDA is calculated by taking net income before interest, tax, equity in net profit or loss of affiliates, unrealized mark-to-market movements on the oil derivative instrument, depreciation and amortization, impairment of long-term assets and gain on disposal of long-lived assets. Adjusted EBITDA is a financial measure used by management and investors to assess our financial and operating performance. Management believes that Adjusted EBITDA assists management and investors by increasing comparability of our performance from period to period and against the performance of other companies. Management believes Adjusted EBITDA is useful because it allows us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. We exclude the items listed above from net profit/loss in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company and within respective industries depending upon accounting methods and book values of assets, capital structure, and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net loss as determined in accordance with GAAP as an indicator of our operating performance. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. Our computations of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. We believe that Adjusted EBITDA is useful to investors as a widely followed measure of operating performance.

Interest expense and interest income. [No changes].

Equity in net earnings or losses of affiliates. [No changes].

1 Requested to be included on a prospective basis.
Appendix 1

Non-Controlling Interest. [No changes].

Inflation and Cost Increases

[No changes].

A. Operating Results

Year ended December 31, 2020, compared with the year ended December 31, 2019

In 2020, we changed the way in which we report and measure our reportable segments. The main driver of the change is the alignment of presentation and contents of financial information provided to our chief operating decision maker (our Board of Directors). We believe that Adjusted EBITDA assists management and investors by increasing the comparability of our performance from period to period and against the performance of other companies in our industry that provide Adjusted EBITDA information. The following details the operating results for our reportable segments for the years ended December 31, 2020 and 2019.

In connection with our year-end audit process, and subsequent to our February 25, 2021 earnings release related to the fourth quarter of 2020, we received the audited financial statements of our lessor VIE entities and have reclassified $25.2 million of restricted cash against the lessor VIE’s short-term debt and reclassified $2.3 million of accrued interest from non-current liabilities to current liabilities. In addition, we have recognized $1.3 million of equity in net losses from affiliates and $0.9 million in our other comprehensive income, resulting into a net decrease of $0.5 million to our Investment in affiliates.

A reconciliation of net profit /(loss) to Adjusted EBITDA for our reportable segments is as follows:
Appendix 1

	December 31, 2020					December 31, 2019
(in thousands of $)	Shipping	FLNG	Power	Corporate and other	Total (2)	Shipping	FLNG	Power	Corporate and other	Total (2)
Net profit / (loss)	122,860	172,031	(39,158)	(153,584)	(167,930)	114,322	167,452	(23,234)	(49,459)	(122,375)
Income taxes	—	—	—	—	981	—	—	—	—	1,024
Profit / (loss) before income taxes	122,860	172,031	(39,158)	(153,584)	(166,949)	114,322	167,452	(23,234)	(49,459)	(121,351)
Equity in net losses of affiliates	—	—	39,158	137,369	176,527	—	—	23,234	22,565	45,799
Other financial items, net					1,572					5,522
Loss on derivative instruments					52,423					38,044
Interest expense					69,354					103,124
Interest income					(1,572)					(10,479)
Gain on disposal of long lived asset					(5,682)					—
Unrealized loss on oil derivative					45,100					39,090
Impairment of long-term assets					—					42,098
Depreciation and amortization					107,923					113,033
Adjusted EBITDA	122,860	172,031	—	(16,215)	278,676	114,322	167,452	—	(26,894)	254,880
(2)The amounts presented under “Total” include financial statement captions and amounts that are not allocated to a segment as this information is not routinely communicated to the chief operating decision maker.

Appendix 1

	December 31, 2020					December 31, 2019
(in thousands of $)	Shipping	FLNG	Power	Corporate and other	Total	Shipping	FLNG	Power	Corporate and other	Total
Total operating revenues	191,881	226,061	—	20,695	438,637	208,766	218,096	—	21,888	448,750
Vessel operating expenses	(57,326)	(52,104)	—	504	(108,926)	(66,502)	(55,284)	—	496	(121,290)
Voyage, charterhire and commission expenses (including expenses from collaborative arrangement)	(12,634)	—	—	—	(12,634)	(38,053)	(788)	—	—	(38,841)
Administrative expenses	(2,211)	(1,672)	—	(31,428)	(35,311)	(2,220)	(1,526)	—	(48,425)	(52,171)
Project development expenses	(112)	(2,793)	—	(5,986)	(8,891)	(964)	(3,173)	—	(853)	(4,990)
Realized gain on oil derivative instrument	—	2,539	—	—	2,539	—	13,089	—	—	13,089
Other operating income/(losses)	3,262	—	—	—	3,262	13,295	(2,962)	—	—	10,333
~~Adjusted EBITDA~~	~~122,860~~	~~172,031~~	~~—~~	~~(16,215)~~	~~278,676~~	~~114,322~~	~~167,452~~	—	~~(26,894)~~	~~254,880~~

Shipping segment

	December 31,
(in thousands of $, except average daily TCE)	2020	2019	Change	% Change

Total operating revenues	191,881	208,766	(16,885)	(8)%
Vessel operating expenses	(57,326)	(66,502)	9,176	14%
Voyage, charterhire and commission expenses (including expenses from collaborative arrangement)	(12,634)	(38,053)	25,419	67%
Administrative expenses	(2,211)	(2,220)	9	—%
Project development expenses	(112)	(964)	852	88%
Other operating income	3,262	13,295	(10,033)	(75)%
Adjusted EBITDA	122,860	114,322	8,538	7%

Other Financial Data:

Average daily TCE (1) (to the closest $100)	48,900	44,400	4,500	10%
Calendar days less scheduled off-hire days	3,669	3,840	(171)	(4)%
(1) TCE is a non-GAAP financial measure. For a reconciliation of TCE, please see “Item 3. Key Information-A. Selected Financial Data."

Total operating revenues: [No changes].
Average daily TCE: [No changes].
Vessel operating expenses: [No changes].
Appendix 1

Voyage, charterhire and commission expenses: [No changes].
Project development expenses: [No changes].
Other operating income: [No changes].

FLNG segment

	December 31,
(in thousands of $)	2020	2019	Change	% Change
Total operating revenues	226,061	218,096	7,965	4%
Vessel operating expenses	(52,104)	(55,284)	3,180	(6)%
Voyage expenses	—	(788)	788	(100)%
Administrative expenses	(1,672)	(1,526)	(146)	10%
Project development expenses	(2,793)	(3,173)	380	(12)%
Realized gains on oil derivative instrument	2,539	13,089	(10,550)	(81)%
Other operating losses	—	(2,962)	2,962	(100)%
Adjusted EBITDA	172,031	167,452	4,579	3%

Total operating revenues: [No changes].
Vessel operating expenses: [No changes]
Voyage expenses: [No changes]
Project development expenses: [No changes]
Realized gain on oil derivative instrument: [No changes]
Other operating losses: [No changes]

Power segment
[No changes given Adjusted EBITDA is not presented here].

Corporate and other segment

	December 31,
(in thousands of $, except average daily TCE)	2020	2019	Change	% Change

Total operating revenues	20,695	21,888	(1,193)	(5)%
Vessel operating expenses	504	496	8	(2)%
Administrative expenses	(31,428)	(48,425)	16,997	35%
Project development expenses	(5,986)	(853)	(5,133)	(602)%
Adjusted EBITDA	(16,215)	(26,894)	10,679	(40)%
Equity in net losses of affiliates	(137,369)	(22,565)	(114,804)	509%
Total operating revenues: [No changes].
Vessel operating expenses: [No changes].
Administrative expenses: [No changes].
Project development expenses: [No changes].
Equity in net earnings of affiliates: [No changes].

Other operating results
[No changes given Adjusted EBITDA is not presented here].

Appendix 1

Year ended December 31, 2019, compared with the year ended December 31, 2018

A reconciliation of net profit /(loss) to Adjusted EBITDA for our reportable segments is as follows:

	December 31, 2019					December 31, 2018
(in thousands of $)	Shipping	FLNG	Power	Corporate and other	Total(2)	Shipping	FLNG		Power	Corporate and other	Total(2)
Net profit / (loss)	114,322	167,452	(23,234)	(49,459)	(122,375)	154,995	90,795		(16,913)	(168,368)	(168,214)
Income taxes	—	—	—	—	1,024	—	—		—	—	1,267
Profit / (loss) before income taxes	114,322	167,452	(23,234)	(49,459)	(121,351)	154,995	90,795		(16,913)	(168,368)	(166,947)
Equity in net losses of affiliates	—	—	23,234	22,565	45,799	—	2,047		16,913	138,676	157,636
Other financial items, net					5,522						1,481
Loss on derivative instruments					38,044						30,541
Interest expense					103,124						101,908
Interest income					(10,479)						(10,133)
Unrealized loss on oil derivative					39,090						9,970
Impairment of long-term assets					42,098						—
Depreciation and amortization					113,033						93,689
Adjusted EBITDA	114,322	167,452	—	(26,894)	(254,880)	154,995	92	,842	—	(29,692)	218,145
(2)The amounts presented under “Total” include financial statement captions and amounts that are not allocated to a segment as this information is not routinely communicated to the chief operating decision maker.

Appendix 1

	December 31, 2019					December 31, 2018
(in thousands of $)	Shipping	FLNG	Power	Corporate and other	Total	Shipping	FLNG	Power	Corporate and other	Total
Total operating revenues	208,766	218,096	—	21,888	448,750	278,770	127,625	—	24,209	430,604
Vessel operating expenses	(66,502)	(55,284)	—	496	(121,290)	(67,897)	(29,363)	—	400	(96,860)
Voyage, charterhire and commission expenses (including expenses from collaborative arrangement)	(38,053)	(788)	—	—	(38,841)	(104,397)	(1,429)	—	—	(105,826)
Administrative expenses	(2,220)	(1,526)	—	(48,425)	(52,171)	(2,221)	(140)	—	(49,181)	(51,542)
Project development expenses	(964)	(3,173)	—	(853)	(4,990)	—	(16,570)	—	(5,120)	(21,690)
Realized gains on oil derivative instrument	—	13,089	—	—	13,089	—	26,737	—	—	26,737
Other operating income/(losses)	13,295	(2,962)	—	—	10,333	50,740	(14,018)	—	—	36,722
~~Adjusted EBITDA~~	~~114,322~~	~~167,452~~	—	~~(26,894)~~	~~254,880~~	~~154,995~~	~~92,842~~	~~—~~ 	~~(29,692)~~	~~218,145~~

Shipping segment

	December 31,
(in thousands of $, except average daily TCE)	2019	2018	Change	% Change

Total operating revenues	208,766	278,770	(70,004)	(25)%
Vessel operating expenses	(66,502)	(67,897)	1,395	(2)%
Voyage, charterhire and commission expenses (including expenses from collaborative arrangement)	(38,053)	(104,397)	66,344	(64)%
Administrative expenses	(2,220)	(2,221)	1	—%
Project development expenses	(964)	—	(964)	(100)%
Other operating gains	13,295	50,740	(37,445)	(74)%
Adjusted EBITDA	114,322	154,995	(40,673)	(26)%

Other Financial Data:
Average daily TCE (1) (to the closest $100)	44,400	43,700	700	2%
Calendar days less scheduled off-hire days	3,840	3,987	(147)	(4)%
(1) TCE is a non-GAAP financial measure. For a reconciliation of TCE rates, please see “Item 3. Key Information-A. Selected Financial Data."

Total operating revenues: [No changes].
Average daily TCE: [No changes].
Vessel operating expenses: [No changes].
Voyage, charterhire and commission expenses: [No changes].
Project development expenses: [No changes].
Appendix 1

Other operating gains: [No changes].

FLNG segment

	December 31,
(in thousands of $)	2019	2018	Change	% Change
Total operating revenues	218,096	127,625	90,471	71%
Vessel operating expenses	(55,284)	(29,363)	(25,921)	88%
Voyage expenses	(788)	(1,429)	641	(45)%
Administrative expenses	(1,526)	(140)	(1,386)	990%
Project development expenses	(3,173)	(16,570)	13,397	(81)%
Realized gains on oil derivative	13,089	26,737	(13,648)	(51)%
Other operating losses	(2,962)	(14,018)	11,056	(79)%
Adjusted EBITDA	167,452	92,842	74,610	80%

Total operating revenues: [No changes].
Vessel operating expenses: [No changes].
Voyage expenses: [No changes].
Administrative expenses: [No changes].
Project development expenses: [No changes].
Realized gain on oil derivative instrument: [No changes].
Other operating losses: [No changes].
Equity in net losses of affiliates: [No changes].

Power segment
[No changes given Adjusted EBITDA is not presented here].

Corporate and other segment	December 31,
(in thousands of $, except average daily TCE)	2019	2018	Change	% Change

Total operating revenues	21,888	24,209	(2,321)	(10)%
Vessel operating expenses	496	400	96	24%
Administrative expenses	(48,425)	(49,181)	756	(2)%
Project development expenses	(853)	(5,120)	4,267	(83)%
Adjusted EBITDA	(26,894)	(29,692)	2,798	(9)%
Equity in net losses of affiliates	(22,565)	(138,676)	116,111	(84)%

Total operating revenues: [No changes].
Vessel operating expenses: [No changes].
Administrative expenses: [No changes].
Project development expenses: [No changes].
Equity in net earnings of affiliates: [No changes].

Other non-operating results
[No changes given Adjusted EBITDA is not presented here].

Appendix 1

Appendix 2: Proposed changes to Form 20-F2

Extracts from the Company’s Form 20-F, commencing on page F-33 to page F-36. Changes indicated in red font shaded in gray.
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6.	SEGMENT INFORMATION

[No changes to introductory text preceding tables].

Management has therefore concluded that we provide four distinct services and operate in the following four reportable segments:

•Shipping – This segment is based on the business activities of the transportation of LNG carriers. We operate and subsequently charter out LNG carriers on fixed terms to customers.
•FLNG – This segment is based on the business activities of FLNG vessels or projects. We convert LNG carriers into FLNG vessels and subsequently charter them out to customers. We currently have one operational FLNG, the Hilli, one undergoing conversion, the Gimi (note 15), and one LNG carrier earmarked for conversion, the Gandria.
•Power – This segment is based on the business activities of power generation infrastructure. We have a 50/50 joint venture, Hygo, with private equity firm Stonepeak. Hygo offers integrated LNG based downstream solutions, through the ownership and operation of FSRUs and associated terminal and power generation infrastructure.
•Corporate and other – This segment is based on the business activities of vessel management and administrative services and our corporate overhead costs.
2 Requested to be included on a prospective basis.

Appendix 2

	Year Ended December 31, 2020
(in thousands of $)	Shipping	FLNG	Power	Corporate and other (1)	Total
Statement of Operations:
Total operating revenues	191,881	226,061	—	20,695	438,637
Vessel operating expenses	(57,326)	(52,104)	—	504	(108,926)
Voyage, charterhire and commission expenses	(12,634)	—	—	—	(12,634)
Administrative expenses	(2,211)	(1,672)	—	(31,428)	(35,311)
Project development expenses	(112)	(2,793)	—	(5,986)	(8,891)
Realized gains on oil derivative instrument (note 2)	—	2,539	—	—	2,539
Other operating income	3,262	—	—	—	3,262
Adjusted EBITDA	122,860	172,031	—	(16,215)	278,676
Depreciation and amortization					(107,923)
Unrealized loss on oil derivative					(45,100)
Gain on disposal of long lived asset					5,682
Interest income					1,572
Interest expense					(69,354)
Loss on derivative instruments					(52,423)
Other financial items, net					(1,552)
Equity in net losses of affiliates	—	—	(39,158)	(137,369)	(176,527)
Profit / (loss) before income taxes	122,860	172,031	(39,158)	(153,584)	(166,949)
Appendix 2

	Year Ended December 31, 2019
(in thousands of $)	Shipping	FLNG	Power	Corporate and other (1)	Total
Statement of Operations:
Total operating revenues	208,766	218,096	—	21,888	448,750
Vessel operating expenses	(66,502)	(55,284)	—	496	(121,290)
Voyage, charterhire and commission expenses (including expenses from collaborative arrangement)	(38,053)	(788)	—	—	(38,841)
Administrative expenses	(2,220)	(1,526)	—	(48,425)	(52,171)
Project development expenses	(964)	(3,173)	—	(853)	(4,990)
Realized gains on oil derivative instrument (note 2)	—	13,089	—	—	13,089
Other operating income/(losses)	13,295	(2,962)	—	—	10,333
Adjusted EBITDA	114,322	167,452	—	(26,894)	254,880
Depreciation and amortization					(113,033)
Impairment of long-term assets					(42,098)
Unrealized loss on oil derivative					(39,090)
Interest income					10,479
Interest expense					(103,124)
Loss on derivative instruments					(38,044)
Other financial items, net					(5,522)
Equity in net losses of affiliates	—	—	(23,234)	(22,565)	(45,799)
Profit / (loss) before income taxes	114,322	167,452	(23,234)	(49,459)	(121,351)
Appendix 2

	Year Ended December 31, 2018
(in thousands of $)	Shipping	FLNG	Power	Corporate and other (1)	Total
Statement of Operations:
Total operating revenues	278,770	127,625	—	24,209	430,604
Vessel operating expenses	(67,897)	(29,363)	—	400	(96,860)
Voyage, charterhire and commission expenses (including expenses from collaborative arrangement)	(104,397)	(1,429)	—	—	(105,826)
Administrative expenses	(2,221)	(140)	—	(49,181)	(51,542)
Project development expenses	—	(16,570)	—	(5,120)	(21,690)
Realized gains on oil derivative instrument (note 2)	—	26,737	—	—	26,737
Other operating income/(losses)	50,740	(14,018)	—	—	36,722
Adjusted EBITDA	154,995	92,842	—	(29,692)	218,145
Depreciation and amortization					(93,689)
Unrealized loss on oil derivative					(9,970)
Interest income					10,133
Interest expense					(101,908)
Loss on derivative instruments					(30,541)
Other financial items, net					(1,481)
Equity in net losses of affiliates	—	(2,047)	(16,913)	(138,676)	(157,636)
Profit / (loss) before income taxes	154,995	90,795	(16,913)	(168,368)	(166,947)

(1) Includes inter-segment eliminations arising from vessel and administrative management fees revenue between segments.

[No further changes to this note].
Appendix 2